

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2025

Tianhong Ma
Chief Executive Officer
Shangzhaitong Holding Co., Ltd
Sea Meadow House, P.O. Box 116
Road Town, Tortola, British Virgin Islands

> **Re: Shangzhaitong Holding Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 15, 2025**
> **File No. 333-291807**

Dear Tianhong Ma:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Lee